June 10, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form S-4 (Registration No. 333-263727)

To whom it may concern:

        Reference is made to the above-referenced registration statement, as amended (the
   Registration Statement   ) of ITHAX Acquisition Corp. (the    Issuer   )
under the Securities Act
of 1933, as amended (the    Securities Act   ), with respect to a proposed
business combination
transaction involving the Issuer, a special purpose acquisition company, and Mondee Holdings II,
Inc., a Delaware corporation (the    Transaction   ). The Registration
Statement has not yet been
declared effective as of the date and time of this letter.

       This letter is to advise you that, effective as of June 10, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the
Registration Statement as acting or agreeing to act with respect to the Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities
Act) will be responsible
for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of
Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



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                                       Sincerely,

                                      Deutsche Bank Securities Inc.




                                      By: _____________________
                                          Name: Kush Saha
                                          Title: Head of Internet Investment
Banking



                                      By: _____________________
                                          Name: James (Beau) Bohm
                                          Title: MD, Head of Americas ECM


cc:   Irene Barberena-Meissner, Staff Attorney